Exhibit 10.1

MANAGEMENT CONTRACT

AND

 BUSINESS SERVICES AGREEMENT

This MANAGEMENT CONTRACT AND BUSINESS SERVICES AGREEMENT  (the "Agreement") is made effective as of June 28, 2000 between The Internet Business Factory, Inc., (“IBF”), 6524 San Felipe, Suite 252, Houston, Texas 77057 and A Time To Grow, Inc., (“ATG”), of 6524 San Felipe, Suite 252, Houston, Texas 77057.

WHEREAS, IBF is an Internet incubator with experienced management, programmers, legal staff, equipment and other resources useful in the development of new Internet businesses, and

WHEREASE, ATG is a start-up Internet Company in need of such services and,

WHEREAS, IBF is willing to fund the early stage development of ATG, and

WHEREAS, ATG does not currently have financial resources that it can use to fund the development of its business plan, Web site and product,

THEREFORE, the Parties to this Agreement Agree as follows:

1.  MANAGEMENT AGREEMENT.   For a period of nine months from the date of this Agreement, IBF will provide management, business plan development, strategic planning and oversight of operations and product development to ATG under the terms of this Agreement.  It is understood and agreed between the parties that the management team assigned to assist in the development of ATG under the terms of this Agreement are also involved in the management of IBF and other portfolio companies and that they will function as the key officers of the Company during the term of this Agreement.

2.  SERVICES.  IBF will provide software design support, research on content resources and content management software, Web design, marketing plan development and operational support for the development and deployment of the ATG business plan.

3.  PAYMENT.  IBF will receive 750,000 shares of common stock in ATG in exchange for the services provided pursuant to this plan.  The services to be rendered shall be valued, for the purposes of this Agreement at $75,000.  IBF shall be responsible for the payment of management team salaries, programmers, hosting and operating costs in exchange for the shares received hereunder.

4.  ARBITRATION.  All disputes under this Agreement that cannot be resolved by the parties shall be submitted to arbitration under the rules and regulations of the American Arbitration Association.  Either party may invoke this paragraph after providing 30 days written notice to the other party.  All costs of arbitration shall be divided equally between the parties.  Any award may be enforced by a court of law.

5.  ENTIRE AGREEMENT.  This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written.  This Agreement supersedes any prior written or oral agreements between the parties.

6.  AMENDMENT.  This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

7.  SEVERABILITY.  If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable.  If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

8.  WAIVER OF CONTRACTUAL RIGHT.  The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

9.  APPLICABLE LAW.  This Agreement shall be governed by the laws of the State of Texas.

The Internet Business Factory, Inc.

By:

___//s// Jonathan C. Gilchrist________________

Jonathan C. Gilchrist, President

A Time To Grow, Inc.

By:

__//s// Jonathan C. Gilchrist_________________

Jonathan Gilchrist, CEO